

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Paul Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
8 Technology Drive, Suite 110
Irvine, CA 92618

> **Re: ReShape Lifesciences Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2025**
> **File No. 001-37897**

Dear Paul Hickey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brett Hanson, Esq.